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                                  SCHEDULE 13D

                                 (RULE 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Whitehall Jewellers, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share,
              including associated preferred stock purchase rights
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                         (Title of Class of Securities)


                                   965063 10 0
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                                 (CUSIP Number)

                                Hugh M. Patinkin
                         155 N. Wacker Drive, Suite 500
                             Chicago, Illinois 60606
                                 (312) 782-6800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 5, 2004
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 965063 10 0               13D/A
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Hugh M. Patinkin
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,151,414 shares*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,916 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,143,468 shares*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,916 shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,161,330 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* Includes 1,312,648 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.


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ITEM 1.  SECURITY AND ISSUER.

            The title and class of equity securities to which this statement relates is the common stock, par value $.001 per share, including associated preferred stock purchase rights (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:

                  Hugh M. Patinkin

         (b)      Business Address:

                  Whitehall Jewellers, Inc.
                  155 N. Wacker Drive, Suite 500
                  Chicago, Illinois  60606

         (c)      Present Principal Occupation; Principal Business of the
                  Issuer:

                  Mr. Patinkin is the Chairman, President and Chief Executive Officer of the Issuer, which is the issuer of securities to which this statement relates. The Issuer is a specialty retailer of fine jewelry.

         (d)      No Criminal Convictions:

                  Mr. Patinkin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      No Civil Proceedings:

                  Mr. Patinkin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship.

                  Mr. Patinkin is a United States Citizen.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed by Mr. Patinkin on February 8, 2001, as amended on March 22, 2002, July 9, 2002 and February 19, 2003.

         On January 28, 2003, Mr. Patinkin was granted a nonqualified option (the "2003 Option") to purchase 50,000 shares of Common Stock for a per share price of $9.90 under the Issuer's 1997 Long-Term Incentive Plan. The 2003 Option vests one-third on each of the first, second and third anniversaries of the date of the grant. On January 28, 2004, 16,667 of the shares subject to the 2003 Option became exercisable. With regard to this "acquisition," no funds were paid.

         On February 7, 2002, Mr. Patinkin was granted a nonqualified option (the "2002 Option") to purchase 100,000 shares of Common Stock for a per share price of $14.945 under the Issuer's 1997 Long-Term Incentive Plan. The 2002 Option vests one-third on each of the first, second and third anniversaries of the date of the grant. On February 7, 2004, 33,333 of the shares subject to the 2002 Option became exercisable; by reason of such vesting and prior vesting, as of February 7, 2004, the 2002 option was exercisable with respect to 66,667 shares. With regard to this "acquisition," no funds were paid.

         On February 23, 2001, Mr. Patinkin was granted a nonqualified option (the "2001 Option") to purchase 200,000 shares of Common Stock for a per share price of $7.97 under the Issuer's 1997 Long-Term Incentive Plan. The 2001 Option vests one-third on each of the first, second and third anniversaries of the date of the grant. On February 23, 2004, 66,666 of the shares subject to the 2001 Option became exercisable; by reason of such vesting and prior vesting, as of February 23, 2004, the 2001 Option is exercisable with respect to all 200,000 shares. With regard to this "acquisition," no funds were paid.

            On July 18, 2000, an aggregate of 9,916 shares of Common Stock were gifted by Harold and June Patinkin to various trusts held for the benefit of Mr. Patinkin's children. Mr. Patinkin and Sheila Patinkin, as trustees of these trusts, share voting and investment power with respect to such shares. With regard to this "acquisition," no funds were paid.


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ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Patinkin acquired beneficial ownership of all options and shares of restricted stock referred to in Item 3 as compensation in his capacity as Chairman, President and Chief Executive Officer of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 17, 2004, Mr. Patinkin beneficially owned in the aggregate 2,161,330 shares of the Issuer's Common Stock. Based upon the number of shares of Common Stock outstanding as of the close of business on May 5, 2004, as reported by the Issuer's registrar and transfer agent to be 13,936,819, such shares beneficially owned by Mr. Patinkin constitute approximately 14.2% of the outstanding shares of the Issuer's Common Stock.

         (b)

               (i)  Sole Power to Vote or Direct the Vote:

                    Mr. Patinkin has the sole voting power with respect to 2,151,414* shares of the Issuer's Common Stock.

               (ii) Shared Power to Vote or Direct the Vote:

                    Mr. Patinkin shares voting power with Sheila Patinkin with respect to 9,916 shares of Common Stock held by various trusts for the benefit of their children.

               (iii) Sole Power to Dispose or Direct the Disposition:

                    Mr. Patinkin has the sole dispositive power with respect to 2,143,468* shares of the Issuer's Common Stock.

               (iv) Shared Power to Dispose or Direct the Disposition:

                    Mr. Patinkin shares dispositive power with Sheila Patinkin with respect to 9,916 shares of Common Stock held by various trusts for the benefit of their children.

                    Sheila Patinkin has never been convicted in a criminal proceeding or been subject to a civil proceeding each as described in Item 2 above. Further, she is a United States Citizen.

         (c) Except as disclosed in Item 3 and Item 6 and as disclosed below, no transactions in shares of Common Stock were effected by Mr. Patinkin during the 60 days prior to this filing.

         On May 5, 2004, Mr. Patinkin removed himself as a trustee of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94. As a result, he is no longer the beneficial owner of 54,677 shares of Common Stock previously reported as being by Mr. Patinkin through such Trust. With regard to this "disposition," no funds were received.


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         (d)   Except as disclosed herein, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of, Issuer Common Stock beneficially owned by Mr. Patinkin.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3.

-------------------
         * Includes 1,312,648 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Number                     Description

               1* Nonqualified Stock Option Agreement dated as of May 7, 1996 between Hugh M. Patinkin and the Issuer.

               2* Incentive Stock Option Agreement dated as of March 18, 1999 between Hugh M. Patinkin and the Issuer.

               3* Incentive Stock Option Agreement dated June 8, 1999 between Hugh M. Patinkin and the Issuer.

               4* Nonqualified Stock Option Agreement dated February 4, 2000 between Hugh M. Patinkin and the Issuer.

               5* Restricted Stock Award Agreement dated as of February 29, 2000 between Hugh M. Patinkin and the Issuer.

               6** Nonqualified Stock Option Agreement dated February 23, 2001 between Hugh M. Patinkin and the Issuer.

               7** Restricted Stock Award Agreement dated as of March 11, 2002 between Hugh M. Patinkin and the Issuer.

               8***   Form of Whitehall Jewellers, Inc. Rule 10b5-1 Sales Plan.

               9**** Nonqualified Stock Option Agreement dated February 7, 2002 between Hugh M. Patinkin and the Issuer.

               10**** Nonqualified Stock Option Agreement dated January 28, 2003 between Hugh M. Patinkin and the Issuer.

               11**** Restricted Stock Award Agreement dated as of January 28,
                      2003 between Hugh M. Patinkin and the Issuer.


------------

* Previously filed with Schedule 13D filed on February 8, 2001.

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


** Previously filed with Amendment No. 1 to Schedule 13D filed on March 22,
   2002.

*** Previously filed with Amendment No. 2 to Schedule 13D filed on July 9, 2002.

**** Previously filed with Amendment No. 3 to Schedule 13D filed on February 19, 2003.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                May 18, 2004
                              ---------------------------------------------
                                                   (Date)


                                           /s/ Hugh M. Patinkin
                              ---------------------------------------------
                                                 (Signature)


                                Hugh M. Patinkin/Chairman, President & CEO
                              ---------------------------------------------
                                               (Name/Title)





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